UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

NEW YORK & COMPANY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 649295102

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,210,272
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,210,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,210,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IA

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CUSIP NO. 649295102

1	NAME OF REPORTING PERSON

DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		469,787
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,210,272
PERSON WITH	9	SOLE DISPOSITIVE POWER

469,787
	10	SHARED DISPOSITIVE POWER

4,210,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,680,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 649295102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by The Philotimo Fund, LLC, Kanen Wealth Management, LLC and Mr. Kanen were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 735,296 Shares directly beneficially owned by the Philotimo Fund, LLC is approximately $1,423,343, including brokerage commissions. The aggregate purchase price of the 3,474,976 Shares directly beneficially owned by Kanen Wealth Management, LLC is approximately $7,029,426, including brokerage commissions. The aggregate purchase price of the 469,787 Shares directly beneficially owned by Mr. Kanen is approximately $730,650 including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 64,218,488 Shares outstanding, as of August 25, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on August 31, 2017.

A.	Kanen Wealth Management, LLC
(a)	As of the close of business on November 24, 2017, Kanen Wealth Management, LLC directly beneficially owned 3,474,976 Shares. Kanen Wealth Management, LLC, as the general partner of the Philotimo Fund, LLC, may be deemed the beneficial owner of the 735,296 Shares owned by the Philotimo Fund, LLC.

Percentage: 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,210,272
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,210,272

(c)	The transactions in the Shares by Kanen Wealth Management, LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	David Kanen
(a)	As of the close of business on November 24, 2017, Mr. Kanen directly beneficially owned 469,787 Shares. Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may be deemed the beneficial owner of the 3,474,976 Shares owned by Kanen Wealth Management, LLC and the 735,296 Shares owned by the Philotimo Fund, LLC.

Percentage: 7.3%

4

CUSIP NO. 649295102

(b)	1. Sole power to vote or direct vote: 469,787
2. Shared power to vote or direct vote: 4,210,272
3. Sole power to dispose or direct the disposition: 469,787
4. Shared power to dispose or direct the disposition: 4,210,272

(c)	The transactions in the Shares by Mr. Kanen and Kanen Wealth Management, LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Kanen Wealth Management, LLC, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may each be deemed to beneficially own shares of the Issuer's Common Stock held in the Accounts.

5

CUSIP NO. 649295102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2017

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David Kanen
	Name:	David Kanen
	Title:	Managing Member, Kanen Wealth Management LLC

/s/ David Kanen
DAVID KANEN

6

CUSIP NO. 649295102

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Purchase of Common Stock	11,400	1.91	9/22/2017
Purchase of Common Stock	3,000	2.095	9/27/2017
Purchase of Common Stock	13,000	2.0938	9/29/2017
Purchase of Common Stock	18,900	2.1733	10/4/2017
Sale of Common Stock	(75,000)*	-	10/5/2017
Purchase of Common Stock	32,400	1.9522	10/9/2017
Purchase of Common Stock	4,000	2.01	10/10/2017
Purchase of Common Stock	43,083	1.9504	10/23/2017
Sale of Common Stock	(2,501)*	-	10/30/2017
Purchase of Common Stock	20,000	1.7651	10/31/2017
Purchase of Common Stock	900	1.6642	11/6/2017
Purchase of Common Stock	31,799	1.7303	11/7/2017
Purchase of Common Stock	10,813	1.7434	11/8/2017
Purchase of Common Stock	17,156	1.75	11/9/2017
Purchase of Common Stock	32,200	1.7963	11/10/2017
Purchase of Common Stock	6,099	1.80	11/13/2017
Purchase of Common Stock	21	1.80	11/14/2017
Purchase of Common Stock	24,755	1.7996	11/15/2017
Purchase of Common Stock	23,371	1.8	11/16/2017
Purchase of Common Stock	109,190	2.00	11/20/2017
Purchase of Common Stock	5,000	2.00	11/21/2017

DAvid Kanen

Purchase of Common Stock	29,500	2.09	9/29/2017
Purchase of Common Stock	58,802	1.94	11/17/2017
Purchase of Common Stock	5,633	2.00	11/20/2017
Purchase of Common Stock	30,657	2.00	11/21/2017
Purchase of Common Stock	7,949	2.00	11/22/2017